

January 14, 2014

Via E-mail
Giovanni M. Colella
Chief Executive Officer
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105

> **Re: Castlight Health, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2013**
> **CIK No. 0001433714**

Dear Mr. Colella:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. For guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Cover Page

4.   In the first paragraph, please state the percentage voting power the Class A stock will hold at the closing of the offering and compare that to the percentage voting power that the class would hold should an event triggering the increased voting power occur shortly thereafter.

Prospectus Summary

Overview, page 1

5.   Please provide support for your claim in the first sentence that you "pioneered a new category of cloud-based software." Also provide support for your statement in:
   - the second full paragraph on page 3 that HMOs have not successfully managed costs; and
   - the third full paragraph on page 3 that your "total available market is greater than $5 billion." In addition, explain in your prospectus how this estimate was calculated and any assumptions used.

6.   Please disclose your net losses for the last two fiscal years as well as your accumulated deficit.

Industry Background, page 2

7.   Please tell us where in the supplemental materials you presented to the staff you provide support for the statement on page 3 that "94% of U.S. employers with more than 5,000 employees elected to self-insure."

The Offering, page 8

8.   In the seventh bullet point on page 9, you state that the information in the prospectus assumes a one-for-one exchange of Class B for Class A common. Further, in the risk factor at the bottom of page 32 you refer to restricted outstanding shares of Class B

common stock. You state in the first sentence on this page that there is no Class B common outstanding. Please advise.

Risk Factors, page 12

Our ability to deliver our full offering to customers…, page 16

9.   In the body of the prospectus at a page that you cross-reference, please disclose the nature of the agreement not to provide services to most customers of UnitedHealth Group until 2015 and discuss the reasons for entering into the agreement. We note that United Healthcare Group is included as one of your competitors on page 79.

Industry and Market Data, page 38

10.   Regarding the industry publications you list on page 38, please tell us whether any of the publications were prepared for your company or for the offering. In addition, please provide us with supplemental copies of the reports you list in numbers (3) and (11) as they do not appear to have been included in the reports you provided on a supplemental basis. Mark the copies appropriately to designate the portions you rely upon in making the statements in the prospectus.

11.   Some of the reports upon which you rely are from 2008, 2010, and 2011. Please clarify the significance of this historical data to contemporary market conditions.

Use of Proceeds, page 39

12.   We note your statement in the fourth paragraph that you have no commitments with respect to acquisitions or investments. Please confirm that you have no current plans or arrangements regarding proposed acquisitions or investments.

Dilution, page 42

13.   With respect to the table on page 43, it appears that the number of shares held by existing shareholders, the total cash consideration paid by them, and the average cash price paid by those holders is information that may not be excluded in reliance upon Rule 430A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

14.   We note your discussion in the last paragraph on page 75 regarding your different revenue streams within professional services. Please ensure that you provide a discussion of how each type of revenue is generated.

15.   Please provide a discussion of the actions you are taking to address the increase in smaller customers, who are becoming a larger part of your customer base. In this regard, we note your disclosure in the first full paragraph on page 13 regarding automating implementations.

Key Factors Affecting Our Performance, page 47

16.   You disclose in the paragraph below the bullet points on page 15 that employee engagement is used as a metric. Please discuss how you use this metric in assessing your business. Please describe what you mean by "employee engagement" and disclose how it is evaluated and measured.

Backlog, page 57

17.   You state that you expect to fulfill a majority of the backlog after 2014. Please provide a specific number or range of the portion that is not expected to be filled in the current year.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 61

18.   We note that you have provided certain information regarding stock options granted from January 1, 2013 through September 30, 2013. Revise to include information regarding all stock-based instruments granted for the entire twelve-month period preceding, and the period subsequent to, the most recent balance sheet date. Please continue to update your disclosures through the effective date of the registration statement.

19.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Business, page 66

20.   On page 18, you reference customers responsible for ten percent or more of your
        revenues. We also note the disclosure on page F-15. Please disclose the name of the
        customers contributing in excess of ten percent of your revenues and state the
        percentages they contributed, or provide reasonably detailed, customer-specific
        explanations of why the loss of applicable customers would not have a material adverse
        effect on you.

Overview, page 66

21.   Refer to the last paragraph in this section. Please explain with greater specificity how the
        factors you mention in the first sentence will allow you to "play a central role in
        dramatically improving the efficiency of the U.S. health care system."

Our Technology, page 77

22.   It appears that you may be substantially dependent on third party data centers. Please file
        your agreements with your primary external data centers or tell us why they are not
        required to be filed. In addition, discuss the material terms of these agreements and to the
        extent that the agreements with the anticipated replacement facilities are expected to vary
        significantly from your current agreements, summarize these anticipated differences and
        discuss their effects on your business.

Competition, page 79

23.   Please tell us what consideration you gave to providing disclosure relating to both
        positive and negative factors with regard to your competitive position. Refer to Item
        101(c)(x) of Regulation S-K.

Facilities, page 82

24.   We note from the agreement in exhibit 10.10 that your facilities are occupied through a
        sublease agreement. Please disclose. In addition, tell us whether there any material risks
        that should be disclosed as a result of the sublease agreement, such as incorporating the
        terms of the master lease that were negotiated by another party, the allocation of
        responsibilities between the parties, difference in notice requirements, and the like.

Principal Stockholders, page 102

25.   Your table on page 102 includes a column titled "Number of Shares Being Offered."
        Please tell us whether you intend to register shares to be offered by selling shareholders.
        If so, revise your Registration Statement accordingly, including the table on the cover
        page to disclose the net proceeds to any selling shareholders.

26.   Refer to footnote (14). You state that the individuals you disclose in the footnote share
        voting and investment control over the shares held by Oak Associates XII, LLC. The
        table, however, attributes beneficial ownership to Oak Investment Partners XII, L.P.
        Please clarify the relationship between these two entities and disclose the natural persons
        exercising the voting and dispositive power over the shares held by Oak Investment.

27.   In footnotes (10), (13), and (14) in this section, you disclaim beneficial ownership except
        to the extent of any pecuniary interest. Please remove this disclaimer or provide us an
        analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper
        outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of
        SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly
        declare in such person's Schedule 13D that the filing of such a statement shall not be
        construed as an admission that the person is a beneficial owner of the securities covered
        by such statement.

Underwriting, page 121

28.   Please provide a concise summary of the "certain exceptions" that you mention in the
        penultimate paragraph on page 121. We are unable to locate the text that you cross-
        reference in the last paragraph on page 113.

29.   Please disclose whether the company or the underwriter intend to provide notice prior to
        the release or waiver of the 180-day lock-up period.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Revenue, page F-13

30.   We note that deferred revenue consists of unearned revenue related to professional
        services, including communication services, and cloud-based subscription services.
        Revise to separately disclose the amount of deferred revenue related to each of your
        revenue streams. In addition, tell us what consideration you gave to disclosing the
        activity within your deferred revenue account. That is, tell us what consideration you
        gave to disclosing the additions and deductions to the account for each period presented.
        Refer to Question 1 of SAB Topic 13A4a.

Note 9. Fair Value Measurements, page F-18

31.   Revise to provide the disclosures in ASC 820-10-50-2bbb for the fair value
        measurements categorized as Level 2.

Exhibit Index

32.   Some of your exhibits do not appear to be complete and a confidential treatment request
        has not been submitted. For example, we note the last paragraph of exhibit 10.9 and the
        missing date in the first paragraph of exhibit 10.10. Please ensure that you file complete
        copies of your agreements.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff
Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other
questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief—Legal

cc: Via E-mail
        Robert A. Freedman, Esq.
        Fenwick & West LLP